UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting held on July 10, 2025

DATE, TIME AND PLACE: On July 10, 2025, at 5 p.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairman. Daniel Pareto, Secretary.

AGENDA: To approve the proposal for declaration and payment of Interest on Company’s Equity, pursuant to the Company’s Executive Board proposal.

RESOLUTIONS: The proposal of the Company's Board of Executive Officers was presented to the Board of Directors, as per the meeting held on this date, ad referendum of the Ordinary General Meeting of the shareholders to be held until April 30, 2026, for the declaration and payment of Interest on Company’s Equity, pursuant to articles 17, item XVIII and 37, second paragraph, of the Company's Bylaws in the gross amount of R$ 2,000,000,000.00 (two billion Brazilian reais), corresponding to R$ 0.25518097012 per common share, R$ 0.28069906713 per preferred share and R$ 0.53588003725 per Unit, which, after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 1,700,000,000.00 (one billion and seven hundred million Brazilian reais), corresponding to R$ 0.21690382460 per common share, R$ 0.23859420706 per preferred share and R$ 0.45549803166 per Unit, except for immune and/or exempt shareholders.

It remained formalized that (i) the shareholders registered on the Company’s records by the end of July 17, 2025 (including) will be entitled to the Interest on Company’s Equity hereby approved. Therefore, as of July 22, 2025 (including), the Company’s shares shall be traded “Ex-Interest on Company’s Equity”; (ii) the Interest on Company’s Equity hereby approved (a) shall be fully considered within the amount of the mandatory dividends to be distributed by the Company for the year 2025; and (b) shall be paid on August 08, 2025, with no compensation of monetary restatement; (iii) the amount of Interest on Company’s Equity proposed in the base-year fits the limits settled in the tax legislation; (iv) the Board of Directors authorized the Executive Board to take the actions necessary for the release of the proper “Notice to Shareholders”, to disclose to market the resolution just taken; and (v) the support documents of the mentioned declaration and payment of Interest on Company’s Equity shall be kept filed at the Company’s headquarters.

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[Free English Translation]

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas, Chairwoman. Daniel Pareto, Secretary. Signatures: Mrs. Deborah Stern Vieitas – Chairwoman; Mr. Javier Maldonado Trinchant – Vice Chairman; and Messrs. Cristiana Almeida Pipponzi; Cristina San Jose Brosa; Deborah Patricia Wright, Ede Ilson Viani, José de Paiva Ferreira, Mario Roberto Opice Leão, Pedro Augusto de Melo and Vanessa de Souza Lobato Barbosa – Directors. São Paulo, July 10, 2025.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 10, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer